Exhibit 2

Fourth Quarter Results 2020 Stock Listing Information Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican Stock Exchange In Mexico: Ticker: CEMEXCPO + 52 (81) 8888 4292 Ratio of CEMEXCPO to CX = 10:1 E-Mail: ir@cemex.com

Operating and financial highlights

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Consolidated cement volume | 63,806 | 62,753 | 2% | | 17,574 | 15,592 | 13% | |
| Consolidated ready-mix volume | 47,026 | 50,076 | (6%) | | 12,501 | 12,395 | 1% | |
| Consolidated aggregates volume | 132,790 | 137,471 | (3%) | | 35,079 | 33,624 | 4% | |
| Net sales | 12,970 | 13,130 | (1%) | 1% | 3,537 | 3,259 | 9% | 9% |
| Gross profit | 4,179 | 4,305 | (3%) | 1% | 1,105 | 1,035 | 7% | 9% |
| as % of net sales | 32.2% | 32.8% | (0.6pp) | | 31.2% | 31.8% | (0.6pp) | |
| Operating earnings before other expenses, net | 1,343 | 1,333 | 1% | 6% | 351 | 282 | 25% | 30% |
| as % of net sales | 10.4% | 10.2% | 0.2pp | | 9.9% | 8.7% | 1.2pp | |
| Controlling interest net income (loss) | (1,467) | 143 | N/A | | 70 | (238) | N/A | |
| Operating EBITDA | 2,460 | 2,378 | 3% | 7% | 644 | 554 | 16% | 19% |
| as % of net sales | 19.0% | 18.1% | 0.9pp | | 18.2% | 17.0% | 1.2pp | |
| Free cash flow after maintenance capital expenditures | 959 | 695 | 38% | | 575 | 526 | 9% | |
| Free cash flow | 734 | 461 | 59% | | 497 | 455 | 9% | |
| Total debt plus perpetual notes | 11,047 | 11,656 | (5%) | | 11,047 | 11,656 | (5%) | |
| Earnings (loss) of continuing operations per ADS | (0.90) | 0.04 | N/A | | 0.06 | (0.10) | N/A | |
| Fully diluted earnings (loss) of continuing operations per ADS [1] | (0.90) | 0.04 | N/A | | 0.06 | (0.10) | N/A | |
| Average ADSs outstanding | 1,498 | 1,527 | (2%) | | 1,496 | 1,509 | (1%) | |
| Employees | 41,667 | 40,640 | 3% | | 41,667 | 40,640 | 3% | |

This information does not include discontinued operations. Please see page 13 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.
[1] For the period of January-December 2020, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

**Consolidated net sales** in the fourth quarter of 2020 reached US$3.5 billion, representing an increase of 9% compared with the fourth quarter of 2019. The increase was mainly due to higher volumes in Mexico, USA, and our Europe, Middle East, Africa and Asia region as well as higher prices of our products in local currency terms in Mexico and our South, Central America and the Caribbean region.

**Cost of sales,** as a percentage of net sales, increased by 0.6pp during the fourth quarter of 2020 compared with the same period last year, from 68.2% to 68.8%. The increase was mainly driven by higher electricity and purchased cement and clinker costs, as well as higher maintenance costs, partially offset by lower fuel costs.

**Operating expenses,** as a percentage of net sales decreased by 1.8pp during the fourth quarter of 2020 compared with the same period last year, from 23.1% to 21.3%, mainly driven by our "Operation Resilience" efforts.

**Operating EBITDA** in the fourth quarter of 2020 reached US$644 million, a 19% increase on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. All regions contributed to the increase in consolidated EBITDA.

**Operating EBITDA margin** increased by 1.2pp from 17.0% in the fourth quarter of 2019 to 18.2% this quarter.

**Other expenses, net,** for the quarter were US$31 million, which mainly include severance payments, and COVID-19 contingency expenses.

**Foreign exchange results** for the quarter resulted in a loss of US$23 million, as a result of the fluctuation of the Mexican peso, Colombian peso, and Euro versus the U.S. dollar.

**Controlling interest net income (loss)** recorded an income of US$70 million in the fourth quarter of 2020 versus a loss of US$238 million in the same quarter of 2019. The income primarily reflects higher operating earnings, lower income tax, and a positive variation in discontinued operations, partially offset by a higher loss from financial instruments. For the full year, controlling interest net income, amounted to a loss of US$1.5 billion as a result of the US$1.5 billion impairment of goodwill and assets.

**Net debt plus perpetual notes** decreased by US$206 million during the quarter.

2020 Fourth Quarter Results

Page 2

Operating results

## Mexico

| | January - December | | | l-t-l | Fourth Quarter | | | l-t-l |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | % var | 2020 | 2019 | % var | % var |
| Net sales | 2,812 | 2,897 | (3%) | 7% | 836 | 722 | 16% | 23% |
| Operating EBITDA | 931 | 966 | (4%) | 7% | 268 | 227 | 18% | 26% |
| Operating EBITDA margin | 33.1% | 33.4% | (0.3pp) | | 32.1% | 31.4% | 0.7pp | |

In millions of U.S. dollars, except percentages.

| | Domestic gray cement | | Ready-mix | | Aggregates | |
|---|---|---|---|---|---|---|
| *Year-over-year percentage variation* | January – December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | 6% | 17% | (16%) | (6%) | (10%) | 1% |
| Price (USD) | (8%) | (3%) | (10%) | (7%) | (3%) | 3% |
| Price (local currency) | 2% | 3% | (0%) | (1%) | 7% | 10% |

In **Mexico**, our cement and aggregates volumes increased by 17% and 1%, respectively, while ready mix declined by 6% during the quarter. Bagged cement continued growing at a double-digit pace due to government social programs, high level of remittances, and home improvements. The formal sector showed a sequential recovery, evidenced by an increase in bulk cement volumes.

The cement prices in local-currency terms remained flat sequentially mainly due to a geographic and product mix effect.

## United States

| | January - December | | | l-t-l | Fourth Quarter | | | l-t-l |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | % var | 2020 | 2019 | % var | % var |
| Net sales | 3,994 | 3,780 | 6% | 6% | 1,011 | 935 | 8% | 8% |
| Operating EBITDA | 747 | 629 | 19% | 19% | 186 | 149 | 25% | 25% |
| Operating EBITDA margin | 18.7% | 16.6% | 2.1pp | | 18.4% | 15.9% | 2.5pp | |

In millions of U.S. dollars, except percentages.

| | Domestic gray cement | | Ready-mix | | Aggregates | |
|---|---|---|---|---|---|---|
| *Year-over-year percentage variation* | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | 8% | 15% | 1% | 6% | 4% | 7% |
| Price (USD) | 0% | (2%) | 1% | (1%) | (1%) | (3%) |
| Price (local currency) | 0% | (2%) | 1% | (1%) | (1%) | (3%) |

The **United States** sustained strong momentum in the fourth quarter, mainly supported by the residential sector and mild weather throughout our footprint. All businesses reported growth, with cement volumes increasing 15%, and ready-mix and aggregates, 6% and 7% respectively.

During the quarter pricing for cement, ready-mix, and aggregates decreased slightly on a sequential basis due to a geographic and customer mix.

EBITDA margin expanded by 2.5% percentage points as a result of better volumes, improved logistics, and savings from "Operation Resilience".

2020 Fourth Quarter Results

Page 3

Operating results

## Europe, Middle East, Africa and Asia

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Net sales | 4,417 | 4,417 | (0%) | (1%) | 1,192 | 1,095 | 9% | 6% |
| Operating EBITDA | 630 | 630 | (0%) | (1%) | 159 | 148 | 8% | 5% |
| Operating EBITDA margin | 14.3% | 14.3% | 0.0pp | | 13.3% | 13.5% | (0.2pp) | |

In millions of U.S. dollars, except percentages.

| | Domestic gray cement | | Ready-mix | | Aggregates | |
|---|---|---|---|---|---|---|
| *Year-over-year percentage variation* | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | (1%) | 4% | (4%) | 3% | (3%) | 6% |
| Price (USD) | (1%) | (2%) | 2% | 5% | 3% | 6% |
| Price (local currency) (*) | (3%) | (6%) | (0%) | (0%) | 1% | 1% |

In our **EMEAA** region, EBITDA grew 8% YoY driven by Israel and western European countries.

In **Europe**, volumes declined 2% both in cement and ready-mix, while aggregates grew 2% during the quarter, on a year-over-year basis. Cement volume performance continued to increase in Germany and Czech Republic, but decreased in the UK and Spain as a result of reinstated lockdown measures.

Prices in Europe for our three core products in local currency terms, were up between 2% and 3% year-over-year, while cement prices in Egypt and the Philippines declined due to competitive pressures.

In the **Philippines**, we experienced a drop in volumes as the pandemic impacted demand and bad weather hit during the quarter. Despite this, our EBITDA margin in the Philippines went up 2.2 percentage points as a result of successful cost containment efforts.

**Israel** broke volume records once again in the fourth quarter with ready-mix and aggregates experiencing double-digit growth. The country was the fourth largest contributor to consolidated EBITDA for 2020.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Fourth Quarter Results

Page 4

Operating results

## South, Central America and the Caribbean

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | l-t-l % var | 2020 | 2019 | % var | l-t-l % var |
| Net sales | 1,456 | 1,666 | (13%) | (8%) | 410 | 399 | 3% | 6% |
| Operating EBITDA | 372 | 385 | (3%) | 2% | 106 | 101 | 6% | 11% |
| Operating EBITDA margin | 25.5% | 23.1% | 2.4pp | | 25.9% | 25.2% | 0.7pp | |

In millions of U.S. dollars, except percentages.

| | Domestic gray cement | | Ready-mix | | Aggregates | |
|---|---|---|---|---|---|---|
| *Year-over-year percentage variation* | January - December | Fourth Quarter | January - December | Fourth Quarter | January - December | Fourth Quarter |
| Volume | (8%) | 6% | (34%) | (24%) | (33%) | (14%) |
| Price (USD) | (2%) | (1%) | (10%) | (8%) | (5%) | (11%) |
| Price (local currency) (*) | 4% | 2% | (3%) | (2%) | 3% | (7%) |

Cement volumes in our **South, Central America and the Caribbean** operations continued growing during the quarter despite the reimposition of new lockdown measures in some countries. Regional cement volumes reached the highest quarterly level since second quarter of 2018. Cement prices also increased by 2% in the quarter. EBITDA margin increased 70 basis points mainly due to higher prices, our cost reduction initiatives, and lower fuel prices which were partially offset by higher maintenance costs.

In Colombia, construction activity was supported by the residential sector and 4G-highway projects. While industry cement volumes grew in the low-single digits during the quarter, the 7% decline in our cement volumes reflects the entry of capacity by a new competitor in late 2019.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Fourth Quarter Results

Page 5

Operating results

## Operating EBITDA and free cash flow

| | January - December | | | Fourth Quarter | | |
|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | 2020 | 2019 | % var |
| **Operating earnings before other expenses, net** | 1,343 | 1,333 | 1% | 351 | 282 | 25% |
| + Depreciation and operating amortization | 1,117 | 1,045 | | 293 | 272 | |
| **Operating EBITDA** | 2,460 | 2,378 | 3% | 644 | 554 | 16% |
| - Net financial expense | 715 | 701 | | 173 | 179 | |
| - Maintenance capital expenditures | 570 | 799 | | 249 | 358 | |
| - Change in working capital | (114) | 74 | | (459) | (490) | |
| - Taxes paid | 160 | 179 | | 45 | 37 | |
| - Other cash items (net) | 186 | 1 | | 60 | (39) | |
| - Free cash flow discontinued operations | (15) | (71) | | (1) | (18) | |
| **Free cash flow after maintenance capital expenditures** | 959 | 695 | 38% | 575 | 526 | 9% |
| - Strategic capital expenditures | 225 | 234 | | 78 | 71 | |
| **Free cash flow** | 734 | 461 | 59% | 497 | 455 | 9% |

*In millions of U.S. dollars, except percentages.*

Our full year free cash flow after strategic capex increased almost 60% in 2020 due to operational performance, lower maintenance capex and investment in working capital.

Average working capital days on a YoY basis improved from -15 in 4th quarter 2019 to -18 days in 4th quarter 2020. For the full year, we obtained record average working capital days of -14 versus -9 in 2019.

Despite an unfavorable FX impact of US$256 million, net debt plus perpetuals was reduced by US$771 million. Our leverage ratio, as calculated under the Facilities Agreement, was reduced by 0.10 of a turn in 2020.

## Information on debt and perpetual notes

| | Fourth Quarter | | | Third Quarter |
|---|---|---|---|---|
| | 2020 | 2019 | % var | 2020 |
| Total debt [1] | 10,598 | 11,213 | (5%) | 13,310 |
| Short-term | 4% | 8% | | 22% |
| Long-term | 96% | 92% | | 78% |
| Perpetual notes | 449 | 443 | 1% | 446 |
| Total debt plus perpetual notes | 11,047 | 11,656 | (5%) | 13,756 |
| Cash and cash equivalents | 950 | 788 | 21% | 3,453 |
| Net debt plus perpetual notes | 10,097 | 10,868 | (7%) | 10,303 |
| Consolidated funded debt [2] | 10,254 | 10,524 | | 10,337 |
| Consolidated leverage ratio [2] | 4.07 | 4.17 | | 4.27 |
| Consolidated coverage ratio [2] | 3.82 | 3.86 | | 3.69 |

*In millions of U.S. dollars, except percentages and ratios.*

| | Fourth Quarter | |
|---|---|---|
| | 2020 | 2019 |
| **Currency denomination** | | |
| U.S. dollar | 64% | 67% |
| Euro | 23% | 24% |
| Mexican peso | 4% | 1% |
| Other | 9% | 9% |
| **Interest rate** [3] | | |
| Fixed | 83% | 78% |
| Variable | 17% | 22% |

(1) Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated.
(3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million.

2020 Fourth Quarter Results Page 6

Operating results

# Consolidated Income Statement & Balance Sheet

**CEMEX, S.A.B. de C.V. and Subsidiaries**
**(Thousands of U.S. dollars, except per ADS amounts)**

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| INCOME STATEMENT | 2020 | 2019 | % var | like-to-like % var | 2020 | 2019 | % var | like-to-like % var |
| Net sales | 12,970,486 | 13,130,273 | (1%) | 1% | 3,537,455 | 3,258,674 | 9% | 9% |
| Cost of sales | (8,791,571) | (8,825,363) | 0% | | (2,432,371) | (2,223,188) | (9%) | |
| **Gross profit** | 4,178,915 | 4,304,910 | (3%) | 1% | 1,105,084 | 1,035,486 | 7% | 9% |
| Operating expenses | (2,835,618) | (2,972,077) | 5% | | (753,659) | (753,339) | (0%) | |
| **Operating earnings before other expenses, net** | 1,343,297 | 1,332,833 | 1% | 6% | 351,425 | 282,147 | 25% | 30% |
| Other expenses, net | (1,778,857) | (347,163) | (412%) | | (30,647) | (215,548) | 86% | |
| **Operating earnings** | (435,560) | 985,671 | N/A | | 320,778 | 66,599 | 382% | |
| Financial expense | (777,119) | (710,810) | (9%) | | (177,906) | (185,367) | 4% | |
| Other financial income (expense), net | (110,404) | (70,465) | (57%) | | (90,810) | (32,533) | (179%) | |
| Financial income | 20,986 | 20,893 | 0% | | 8,385 | 4,955 | 69% | |
| Results from financial instruments, net | (16,059) | 376 | N/A | | 263 | (1,029) | N/A | |
| Foreign exchange results | 5,954 | (31,276) | N/A | | (23,321) | (20,945) | (11%) | |
| Effects of net present value on assets and liabilities and others, net | (121,286) | (60,458) | (101%) | | (76,137) | (15,513) | (391%) | |
| Equity in gain (loss) of associates | 49,370 | 48,549 | 2% | | 18,051 | 18,013 | 0% | |
| **Income (loss) before income tax** | (1,273,713) | 252,945 | N/A | | 70,113 | (133,287) | N/A | |
| Income tax | (52,348) | (161,721) | 68% | | 18,144 | (10,556) | N/A | |
| **Profit (loss) of continuing operations** | (1,326,062) | 91,224 | N/A | | 88,257 | (143,844) | N/A | |
| Discontinued operations | (120,267) | 87,369 | N/A | | (15,051) | (87,971) | 83% | |
| **Consolidated net income (loss)** | (1,446,329) | 178,593 | N/A | | 73,206 | (231,815) | N/A | |
| Non-controlling interest net income (loss) | 20,902 | 35,839 | (42%) | | 3,483 | 6,192 | (44%) | |
| **Controlling interest net income (loss)** | (1,467,231) | 142,754 | N/A | | 69,724 | (238,006) | N/A | |
| | | | | | | | | |
| **Operating EBITDA** | 2,459,916 | 2,378,253 | 3% | 7% | 643,873 | 553,798 | 16% | 19% |
| **Earnings (loss) of continued operations per ADS** | (0.90) | 0.04 | N/A | | 0.06 | (0.10) | N/A | |
| **Earnings (loss) of discontinued operations per ADS** | (0.08) | 0.06 | N/A | | (0.01) | (0.06) | 83% | |

| | As of December 31 | | |
|---|---|---|---|
| BALANCE SHEET | 2020 | 2019 | % var |
| **Total assets** | 27,425,481 | 29,362,389 | (7%) |
| Cash and cash equivalents | 950,366 | 787,891 | 21% |
| Trade receivables less allowance for doubtful accounts | 1,532,832 | 1,520,925 | 1% |
| Other accounts receivable | 477,094 | 325,141 | 47% |
| Inventories, net | 970,623 | 989,028 | (2%) |
| Assets held for sale | 187,410 | 839,113 | (78%) |
| Other current assets | 116,293 | 116,647 | (0%) |
| Current assets | 4,234,618 | 4,578,744 | (8%) |
| Property, machinery and equipment, net | 11,412,726 | 11,850,116 | (4%) |
| Other assets | 11,778,137 | 12,933,530 | (9%) |
| **Total liabilities** | 18,473,918 | 18,539,142 | (0%) |
| Current liabilities | 5,352,891 | 5,408,241 | (1%) |
| Long-term liabilities | 9,159,637 | 9,302,633 | (2%) |
| Other liabilities | 3,961,391 | 3,828,268 | 3% |
| **Total stockholder's equity** | 8,951,563 | 10,823,248 | (17%) |
| Non-controlling interest and perpetual instruments | 876,977 | 1,503,114 | (42%) |
| Total controlling interest | 8,074,586 | 9,320,134 | (13%) |

2020 Fourth Quarter Results

Page 7

Operating results

## Operating Summary per Country

**In thousands of U.S. dollars**

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| **NET SALES** | 2020 | 2019 | % var | like-to-like % var | 2020 | 2019 | % var | like-to-like % var |
| Mexico | 2,811,801 | 2,896,801 | (3%) | 7% | 835,587 | 721,756 | 16% | 23% |
| U.S.A. | 3,993,601 | 3,780,397 | 6% | 6% | 1,010,572 | 934,648 | 8% | 8% |
| Europe, Middle East, Asia and Africa | 4,416,927 | 4,417,077 | (0%) | (1%) | 1,192,016 | 1,094,569 | 9% | 6% |
| Europe | 3,008,398 | 3,013,666 | (0%) | (1%) | 806,776 | 741,032 | 9% | 6% |
| Philippines | 398,376 | 457,783 | (13%) | (13%) | 94,451 | 105,911 | (11%) | (11%) |
| Middle East and Africa | 1,010,153 | 945,628 | 7% | 3% | 290,790 | 247,627 | 17% | 13% |
| South, Central America and the Caribbean | 1,456,316 | 1,666,322 | (13%) | (8%) | 410,202 | 398,867 | 3% | 6% |
| *Others and intercompany eliminations* | *291,842* | *369,675* | *(21%)* | *(29%)* | *89,077* | *108,834* | *(18%)* | *(36%)* |
| TOTAL | 12,970,486 | 13,130,273 | (1%) | 1% | 3,537,455 | 3,258,674 | 9% | 9% |

| **GROSS PROFIT** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Mexico | 1,437,590 | 1,509,144 | (5%) | 5% | 414,926 | 374,119 | 11% | 18% |
| U.S.A. | 1,081,082 | 977,222 | 11% | 11% | 273,038 | 227,805 | 20% | 20% |
| Europe, Middle East, Asia and Africa | 1,139,465 | 1,178,391 | (3%) | (5%) | 294,547 | 284,808 | 3% | 1% |
| Europe | 783,094 | 813,208 | (4%) | (5%) | 206,546 | 200,487 | 3% | 0% |
| Philippines | 165,863 | 188,304 | (12%) | (12%) | 36,857 | 43,149 | (15%) | (15%) |
| Middle East and Africa | 190,508 | 176,879 | 8% | 4% | 51,144 | 41,171 | 24% | 19% |
| South, Central America and the Caribbean | 543,909 | 602,931 | (10%) | (4%) | 151,484 | 147,234 | 3% | 8% |
| *Others and intercompany eliminations* | *(23,131)* | *37,221* | *N/A* | *N/A* | *(28,912)* | *1,520* | *N/A* | *N/A* |
| TOTAL | 4,178,915 | 4,304,909 | (3%) | 1% | 1,105,084 | 1,035,485 | 7% | 9% |

| **OPERATING EARNINGS BEFORE OTHER EXPENSES, NET** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Mexico | 782,619 | 807,494 | (3%) | 8% | 228,394 | 186,866 | 22% | 30% |
| U.S.A. | 306,999 | 237,139 | 29% | 29% | 74,680 | 52,428 | 42% | 42% |
| Europe, Middle East, Asia and Africa | 291,498 | 320,475 | (9%) | (11%) | 68,796 | 64,445 | 7% | 5% |
| Europe | 155,237 | 187,497 | (17%) | (18%) | 36,940 | 37,038 | (0%) | (1%) |
| Philippines | 71,742 | 79,316 | (10%) | (10%) | 13,419 | 14,517 | (8%) | (8%) |
| Middle East and Africa | 64,519 | 53,662 | 20% | 15% | 18,436 | 12,890 | 43% | 35% |
| South, Central America and the Caribbean | 281,598 | 286,643 | (2%) | 4% | 82,666 | 72,923 | 13% | 20% |
| *Others and intercompany eliminations* | *(319,417)* | *(318,918)* | *(0%)* | *(10%)* | *(103,111)* | *(94,516)* | *(9%)* | *(14%)* |
| TOTAL | 1,343,297 | 1,332,833 | 1% | 6% | 351,425 | 282,146 | 25% | 30% |

2020 Fourth Quarter Results Page 8

Operating results

# Operating Summary per Country

**EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.**

| | January - December | | | | Fourth Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| **OPERATING EBITDA** | 2020 | 2019 | % var | like-to-like % var | 2020 | 2019 | % var | like-to-like % var |
| Mexico | 930,718 | 966,270 | (4%) | 7% | 268,240 | 226,605 | 18% | 26% |
| U.S.A. | 746,799 | 629,358 | 19% | 19% | 186,381 | 149,028 | 25% | 25% |
| Europe, Middle East, Asia and Africa | 629,910 | 630,209 | (0%) | (1%) | 159,130 | 147,555 | 8% | 5% |
| Europe | 394,077 | 414,316 | (5%) | (6%) | 101,276 | 97,627 | 4% | 1% |
| Philippines | 117,798 | 117,356 | 0% | 0% | 24,763 | 25,366 | (2%) | (2%) |
| Middle East and Africa | 118,036 | 98,538 | 20% | 15% | 33,091 | 24,562 | 35% | 29% |
| South, Central America and the Caribbean | 371,778 | 385,082 | (3%) | 2% | 106,156 | 100,594 | 6% | 11% |
| *Others and intercompany eliminations* | *(219,289)* | *(232,667)* | *6%* | *(7%)* | *(76,033)* | *(69,985)* | *(9%)* | *(15%)* |
| TOTAL | 2,459,916 | 2,378,253 | 3% | 7% | 643,873 | 553,797 | 16% | 19% |

| **OPERATING EBITDA MARGIN** | | | | |
|---|---|---|---|---|
| Mexico | 33.1% | 33.4% | 32.1% | 31.4% |
| U.S.A. | 18.7% | 16.6% | 18.4% | 15.9% |
| Europe, Middle East, Asia and Africa | 14.3% | 14.3% | 13.3% | 13.5% |
| Europe | 13.1% | 13.7% | 12.6% | 13.2% |
| Philippines | 29.6% | 25.6% | 26.2% | 24.0% |
| Middle East and Africa | 11.7% | 10.4% | 11.4% | 9.9% |
| South, Central America and the Caribbean | 25.5% | 23.1% | 25.9% | 25.2% |
| TOTAL | 19.0% | 18.1% | 18.2% | 17.0% |

2020 Fourth Quarter Results

Page 9

Operating results

# Volume Summary

## Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

| | January - December | | | Fourth Quarter | | |
|---|---|---|---|---|---|---|
| | 2020 | 2019 | % var | 2020 | 2019 | % var |
| Consolidated cement volume [1] | 63,806 | 62,753 | 2% | 17,574 | 15,592 | 13% |
| Consolidated ready-mix volume | 47,026 | 50,076 | (6%) | 12,501 | 12,395 | 1% |
| Consolidated aggregates volume [2] | 132,790 | 137,471 | (3%) | 35,079 | 33,624 | 4% |

## Per-country volume summary

| DOMESTIC GRAY CEMENT VOLUME | January - December 2020 vs. 2019 | Fourth Quarter 2020 vs. 2019 | Fourth Quarter 2020 vs. Third Quarter 2020 |
|---|---|---|---|
| Mexico | 6% | 17% | 5% |
| U.S.A. | 8% | 15% | 3% |
| Europe, Middle East, Asia and Africa | (1%) | 4% | (4%) |
| Europe | 0% | (2%) | (14%) |
| Philippines | (11%) | (9%) | (13%) |
| Middle East and Africa | 9% | 35% | 40% |
| South, Central America and the Caribbean | (8%) | 6% | 3% |

| READY-MIX VOLUME | | | |
|---|---|---|---|
| Mexico | (16%) | (6%) | 6% |
| U.S.A. | 1% | 6% | 2% |
| Europe, Middle East, Asia and Africa | (4%) | 3% | 0% |
| Europe | (8%) | (2%) | (5%) |
| Philippines | N/A | N/A | N/A |
| Middle East and Africa | 5% | 13% | 9% |
| South, Central America and the Caribbean | (34%) | (24%) | (3%) |

| AGGREGATES VOLUME | | | |
|---|---|---|---|
| Mexico | (10%) | 1% | 5% |
| U.S.A. | 4% | 7% | 0% |
| Europe, Middle East, Asia and Africa | (3%) | 6% | (5%) |
| Europe | (6%) | 2% | (7%) |
| Philippines | N/A | N/A | N/A |
| Middle East and Africa | 11% | 18% | 4% |
| South, Central America and the Caribbean | (33%) | (14%) | 8% |

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
[2] Consolidated aggregates volumes include aggregates from our marine business in UK.

2020 Fourth Quarter Results

Page 10

Operating results Price Summary Variation in U.S. dollars January—December Fourth Quarter Fourth Quarter 2020 vs. DOMESTIC GRAY CEMENT PRICE 2020 vs. 2019 2020 vs. 2019 Third Quarter 2020 Mexico (8%) (3%) 8% U.S.A. 0% (2%) (1%) Europe, Middle East, Asia and Africa (*) (1%) (2%) (6%) Europe (*) 3% 8% 0% Philippines (2%) (2%) (4%) Middle East and Africa (*) (11%) (18%) (3%) South, Central America and the Caribbean (*) (2%) (1%) (0%) READY-MIX PRICE Mexico (10%) (7%) 8% U.S.A. 1% (1%) (1%) Europe, Middle East, Asia and Africa (*) 2% 5% (1%) Europe (*) 3% 7% 0% Philippines N/A N/A N/A Middle East and Africa (*) 3% 2% (0%) South, Central America and the Caribbean (*) (10%) (8%) 5% AGGREGATES PRICE Mexico (3%) 3% 10% U.S.A. (1%) (3%) (1%) Europe, Middle East, Asia and Africa (*) 3% 6% (0%) Europe (*) 3% 6% 1% Philippines N/A N/A N/A Middle East and Africa (*) 8% 6% (4%) South, Central America and the Caribbean (*) (5%) (11%) (8%) (*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates 2020 Fourth Quarter Results Page 11

Operating results Variation in Local Currency January—December Fourth Quarter Fourth Quarter 2020 vs. DOMESTIC GRAY CEMENT PRICE 2020 vs. 2019 2020 vs. 2019 Third Quarter 2020 Mexico 2% 3% (0%) U.S.A. 0% (2%) (1%) Europe, Middle East, Asia and Africa (*) (3%) (6%) (7%) Europe (*) 2% 3% 0% Philippines (6%) (7%) (5%) Middle East and Africa (*) (16%) (20%) (3%) South, Central America and the Caribbean (*) 4% 2% (3%) READY-MIX PRICE Mexico (0%) (1%) (0%) U.S.A. 1% (1%) (1%) Europe, Middle East, Asia and Africa (*) (0%) (0%) (2%) Europe (*) 1% 2% (0%) Philippines N/A N/A N/A Middle East and Africa (*) (0%) (3%) (3%) South, Central America and the Caribbean (*) (3%) (2%) 2% AGGREGATES PRICE Mexico 7% 10% 2% U.S.A. (1%) (3%) (1%) Europe, Middle East, Asia and Africa (*) 1% 1% (1%) Europe (*) 1% 2% 0% Philippines N/A N/A N/A Middle East and Africa (*) 4% 0% (6%) South, Central America and the Caribbean (*) 3% (7%) (10%) (*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates 2020 Fourth Quarter Results Page 12

Other information

### Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

| | Fourth Quarter | | | | Third Quarter | |
|---|---|---|---|---|---|---|
| | 2020 | | 2019 | | 2020 | |
| In millions of US dollars. | Notional amount | Fair value | Notional amount | Fair value | Notional amount | Fair value |
| Exchange rate derivatives (1) | 741 | (42) | 1,154 | (67) | 1,486 | 37 |
| Equity related derivatives (2) | 27 | 3 | 74 | 1 | 68 | 3 |
| Interest rate swaps (3) | 1,334 | (47) | 1,000 | (35) | 1,000 | (45) |
| Fuel derivatives (4) | 128 | 5 | 96 | 1 | 149 | (15) |
| | 2,230 | (81) | 2,324 | (100) | 2,703 | (20) |

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Equity derivatives related with forwards, net of cash collateral, over the shares of Grupo Cementos Chihuahua, S.A.B. de C.V.*

(3) *Interest-rate swap derivatives related to bank loans.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of December 31, 2020, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$81 million.

### Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

| | |
|---|---|
| **Beginning-of-quarter outstanding CPO-equivalents** | 14,708,429,449 |
| **End-of-quarter outstanding CPO-equivalents** | 14,708,429,449 |

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of December 31, 2020 were 20,541,277.

### Assets held for sale and discontinued operations

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for approximately US$230 million, which includes approximately US$30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX's paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintains a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt, and paving solutions, among others. For purposes of the Income Statements for the years ended December 31, 2020 and 2019 the operations related to this segment from January 1 to August 3, 2020 and for the year ended December 31, 2019, respectively, are presented net of tax in the single line item "Discontinued operations" including, in 2020, an allocation of goodwill of US$47 million.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company ("Kosmos"), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consist of Kosmos' cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX's Income Statements for the years ended December 31, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the year ended December 31, 2019, respectively, net of income tax in the single line item "Discontinued operations."

On June 28, 2019, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price in euro equivalent to US$36.2 million. CEMEX's operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the Income Statement of 2019, net of income tax, in the single line item "Discontinued operations."

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in euro equivalent to US$97 million. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX's operations of these disposed assets for the period from January 1 to May 31, 2019 are reported in the Income Statement of 2019, net of income tax, in the single line item "Discontinued operations."

2020 Fourth Quarter Results Page 13

Other information

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk, for a price in euros equivalent to US$387 million. The Baltic assets divested consisted of one cement plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX's 37.8% interest in Akmenes Cementas AB, owner of a cement plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX's Income Statement for the year ended December 31, 2019, include the operations of these disposed assets for the period from January 1 to March 29, 2019 net of income tax in the single line item "Discontinued operations," including a gain on sale of US$66 million.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX's white cement business, except for Mexico and the U.S., for an initial price of US$180 million, including its Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from the Spanish authorities. CEMEX currently expects to close this transaction by the end of second quarter 2021. As of December 31, 2020, the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of "assets and liabilities held for sale". Moreover, CEMEX's operations of these assets in Spain for the years ended December 31, 2020 and 2019 are reported in the Income Statements, net of income tax, in the single line item "Discontinued operations."

The following table presents condensed combined information of the Income Statements of CEMEX's discontinued operations previously mentioned: a) the United Kingdom for the period from January 1 to August 3, 2020 and the year ended December 30, 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the year ended December 31, 2019; c) France for the period from January 1 to June 28, 2019; d) Germany for the period from January 1 to May 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) the white cement business in Spain for the years ended December 31, 2020 and 2019:

| INCOME STATEMENT | Jan-Dec | | Fourth Quarter | |
|---|---|---|---|---|
| (Millions of U.S. dollars) | 2020 | 2019 | 2020 | 2019 |
| Sales | 189 | 572 | 13 | 111 |
| Cost of sales and operating | (184) | (534) | (14) | (104) |
| Other income (expenses), net | (5) | 1 | 1 | - |
| Interest expense, net, and others | - | - | (6) | - |
| Income before income tax | (0) | 39 | (6) | 7 |
| Income tax | (75) | (6) | (2) | (6) |
| Income from discontinued operations | (75) | 33 | (4) | 1 |
| Net gain on sale | (45) | 55 | (11) | (89) |
| Income from discontinued operations | (120) | 88 | (15) | (88) |

### Assets held for sale and related liabilities

As of December 31, 2020, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Spain, as mentioned above:

| (Millions of U.S. dollars) | 4Q20 |
|---|---|
| Current assets | 3 |
| Non-current assets | 104 |
| Total assets of the disposal group | 107 |
| Current liabilities | 0 |
| Non-current liabilities | 0 |
| Total liabilities directly related to disposal group | 0 |
| Total net assets of disposal group | 107 |

### Impairment of property, plant and equipment, goodwill, and other intangible assets

During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the consolidation of impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of approximately US$1.5 billion which is comprised of approximately US$1.02 billion of impairment from goodwill related to our business in the U.S., as well as approximately US$471 million of impairment from idle assets in several countries, mainly cement assets and related operating permits in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX's concrete ready-mix and aggregates businesses.

The impairment of goodwill in the U.S. resulted from the lack of visibility and high uncertainty mentioned above which made us change our cash-flows projections methodology in the U.S. from 7 to 5 years as well as reduce our long-term growth rate from 2.5% to 2%, which generated an excess of the net book value of our business in the U.S. against the discounted cash flow projections. Despite these changes in methodology, we are confident in our good results in the U.S. in the short-term.

Moreover, we recognized combined impairment charges of idle assets and operating permits of US$471 million related to several assets, mainly cement assets and operating permits in the U.S. of US$264 million, as well as cement assets in Spain of US$139 million, in the UK of US$34 million and in South, Central America and the Caribbean of US$18 million, and other non-material adjustments in CEMEX's concrete ready-mix and aggregates businesses, that either have been closed for extended periods of time and/or will remain closed for the foreseeable future.

These non-cash charges did not impact our liquidity, Operating EBITDA, and cash taxes payable. Nevertheless, our total assets, net income and equity were affected in the third quarter and for the full year.

2020 Fourth Quarter Results

Page 14

Definitions of terms and disclosures

### Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

### Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEAA region includes Europe, Middle East, Asia, and Africa. Asia includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

### Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equal investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

### Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

| Exchange rates | January - December | | Fourth Quarter | | Fourth Quarter | |
|---|---|---|---|---|---|---|
| | 2020 | 2019 | 2020 | 2019 | 2020 | 2019 |
| | Average | Average | Average | Average | End of period | End of period |
| Mexican peso | 21.58 | 19.35 | 20.42 | 19.24 | 19.89 | 18.92 |
| Euro | 0.8736 | 0.8941 | 0.8370 | 0.8990 | 0.8183 | 0.8917 |
| British pound | 0.7758 | 0.7831 | 0.7522 | 0.7682 | 0.7313 | 0.7550 |

Amounts provided in units of local currency per U.S. dollar.

2020 Fourth Quarter Results Page 15

Disclaimer This report contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2020 Fourth Quarter Results Page 16